SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2003

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 810, Level 8

Landmark North

39 Lung Sum Avenue

Sheung Shui

            New Territories, Hong Kong

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)  Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)  Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Attached to this Report on Form 6-K is a press release issued by the registrant on February 19, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: February 28, 2003	By:	/s/ ROLAND W. KOHL
Roland W. Kohl Chief Executive Officer

[LETTERHEAD OF PONDEL WILKINSON MS&L]

CONTACT:	Roger S. Pondel / Rob Whetstone PondelWilkinson MS&L (323) 866-6060

FOR IMMEDIATE RELEASE

HIGHWAY HOLDINGS ENTERS LICENSING AGREEMENT

TO EXPAND MARKETING OF KIENZLE-BRANDED PRODUCTS

—Pact Enables Company to Capitalize on Strong Brand Recognition—

HONG KONG—February 19, 2003—Highway Holdings Limited (NASDAQ:HIHO) today announced it has entered into a strategic licensing and supply agreement with Kienzle AG, a recently formed German marketing company, granting it a five-year exclusive license to use Highway Holdings’ established “Kienzle” trademark and brand name for marketing various “Kienzle” branded products in Germany, Great Britain and all other major Western European countries, except Italy. Highway Holdings will continue to utilize its “Kienzle” trademark with certain of its existing clients and in territories not covered by the agreement.

“The principals of Kienzle AG have solid marketing expertise and extensive contacts with electronic and consumer product mass merchandisers that will allow the company to aggressively pursue the commercial potential of the coveted German ‘Kienzle’ household trademark,” said Roland Kohl, chief executive officer of Highway Holdings. “We view the agreement as an important step in our strategy to take full advantage of a long established brand name.”

Kohl said that Thorsten Schroeder, the major shareholder of Kienzle AG, had successfully formed and sold a large trading company dealing with mass marketed electronic consumer products. He also said that Joachim Baer, chief executive officer of Kienzle AG, has a solid network of connections in the promotional products and telemarketing industries.

“The recent success we have experienced in marketing Kienzle branded watches is directly attributable to the efforts of the Kienzle AG principals,” Kohl said. “It is the intention of Kienzle AG to market a wide variety of high end products in Europe under the ‘Kienzle’ name, including clocks, watches, and consumer electronic and multi-media products, such as televisions, flat screen monitors, digital cameras, CD and DVD products, power tools and healthcare and household products.”

The agreement requires Kienzle AG to purchase all of the “Kienzle” branded products it markets from Highway Holdings on the terms and at the prices that Highway Holdings charges its other clients. During the first year of the license, Kienzle AG is required to purchase $3 million of products from Highway Holdings. However, during subsequent years, the amount of such purchases is required to increase to no less than $6 million in 2004, $14 million in 2005, and $26 million in 2006. Highway Holdings will have the right to terminate the license agreement if Kienzle AG fails to meet these minimum purchase requirements.

Highway Holdings Limited

2–2–2

Highway Holdings also announced it will purchase a 20% equity interest in Kienzle AG, under terms that were not disclosed. In connection with entering into the license agreement, Highway Holdings also entered into an agreement that grants it the option, exercisable from 2005 to 2008, to increase its equity interest in Kienzle AG to at least 51%. Should Highway Holdings elect to acquire a controlling interest in Kienzle AG, Highway Holdings would have to assign its “Kienzle” trademark to Kienzle AG.

“Since our acquisition of the Kienzle trademark, we have been seeking a strategic relationship with a successful marketing partner who will enable Highway Holdings to commercially capitalize the strong name recognition of the ‘Kienzle’ trademark in Germany,” Kohl said. “We are confident that we have now aligned our resources with the best connected marketing professionals in the business.”

Highway Holdings acquired the “Kienzle” trademark when it acquired all of the assets Kienzle Uhrenfabriken GmbH, a clock manufacturer established more than 180 years ago in Germany. As a result of established presence and success of Kienzle watches and clocks, the “Kienzle” brand name has household recognition in Germany and is known throughout Europe as a symbol of reliability and quality at an affordable price level.

Kohl said that both Kienzle AG and Highway Holdings intend for many of the successfully marketed products eventually to be produced by Highway Holdings’ factories.

Highway Holdings manufactures a wide variety of high-quality metal parts and components for blue chip original equipment manufacturers. It also manufactures clocks, clock movements and watches for sale under the company’s own Kienzle Uhren brand name, as well as for unaffiliated clock companies. Additionally, Highway Holdings manufactures finished products, including single-use and 35mm cameras and other products. The company is headquartered in Hong Kong and operates manufacturing facilities both in Shenzhen province of the People’s Republic of China and in Bulgaria.

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Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products, prices, the revenue potential from the license and supply agreement, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation the company’s periodic and annual reports on Form 20-F.